EXHIBIT 10.2

W. R. Grace & Co.	T 410.531-4574
7500 Grace Drive	F 410.531-4414
Columbia, MD 21044	E fred.festa@grace.com
W grace.com

Fred Festa

Chairman, President and Chief Executive Officer

March 31, 2008

Robert M. Tarola

8550 Leisure Hill Drive

Baltimore, MD 21208

Dear Bob:

This letter specifies the terms of your continued employment with W. R. Grace & Co. (the “Company”), as well as the agreed arrangements related to your transition from Senior Vice President and Chief Financial Officer (“CFO”) to Senior Vice President (“SVP”) – Corporate Strategy, and then to your retirement later this year.

Transition From CFO To SVP – Corporate Strategy

You will resign your position as CFO of the Company, effective April 1, 2008 (which is the same date that your replacement will assume that position). In addition, effective as of that date, you will resign all other director and officer positions that you hold with the Company and its subsidiaries and affiliates, except that you will remain a member of the executive committee of Advanced Refining Technologies LLC (“ART”). In addition, you will remain a Senior Vice President of the Company, and will assume the position of Senior Vice President – Corporate Strategy, as of that date. You will also cease to be a member of the Investment & Benefits Committee of the Grace Benefit Plans, as of April 1, 2008.

These arrangements will be effectuated by a letter from you to the Company’s Secretary, dated March 31, 2008, a copy of which is attached hereto.

As you know, the Company’s Board of Directors has resolved that, upon your resignation as CFO and your successor’s assumption of that position, you will no longer be designated as an “executive officer” of the Company for purposes of section 16 of the Securities and Exchange Act of 1934. Keep in mind that following your resignation as CFO, you will remain subject to Company Policy 515 “Insider Trading” and other applicable law in connection with your transactions in Company securities. The Company acknowledges your stated intention to contact your broker and terminate your existing Rule 10b5-1 Trading Plan relative to your stock options that expire in May 2009 and securities acquired upon the exercise thereof.

As Senior Vice President – Corporate Strategy, you will continue to report directly to me and remain a member of the Grace Leadership Team. Your duties will generally consist of familiarizing your successor as CFO with issues that are relevant to that position at the Company, as well as assisting in the resolution of the Company’s Chapter 11 cases and assisting the Company in securing emergence-financing arrangements with various financial institutions. You will perform these duties based on any instructions or parameters that I (or my assigns) communicate to you.

Your current annual salary will not be reduced during the period you remain employed by the Company as Senior Vice President – Corporate Strategy. In addition, you will continue to be covered by your Executive Severance Agreement, dated May 11, 1999, the so-called “golden parachute” (your “Change In Control Agreement”), for that period.

For the period you are employed as Senior Vice President – Corporate Strategy, the Company will continue to provide you with office space and administrative support at its Columbia, Maryland Headquarters. However, you will be moved from you current office space at headquarters, on or around April 1, 2008.

Finally, for that period, you will be permitted to accept consulting assignments and board positions from entities unrelated to the Company, provided that you give me advance notice of your intention to accept any such assignment or position and that I consent; and my consent will be given unless it is reasonable to conclude that your acceptance of any particular such assignment or position would interfere with, or conflict with, your ongoing work or position at the Company.

Transition From SVP – Corporate Strategy To Retirement

Effective October 31, 2008 (or an earlier date selected by you, on at least 30 days prior notice to me), you will resign as Senior Vice President – Corporate Strategy and retire from employment with the Company. You will resign as a member of the executive committee of ART, on a date designated by the Company (in order to provide a smooth transition to a replacement for you on that committee), but in no event later than your last date of employment with the Company. These resignations will be effectuated by a letter (or letters) acceptable to the Company, sent by you to the Secretary of the Company.

Notwithstanding the foregoing, however, if I determine that your services to the Company should cease before October 31, 2008, you understand and agree that you may be placed on leave before that date. In that event, you will continue to be paid your current salary as an employee on paid leave from the Company until October 31, 2008 (unless, as stated above, you resign before that date).

As of your last date of employment (or paid leave, if later) with the Company, your salary will cease to accrue. You will be entitled to all rights and benefits applicable to active employees until your salary ceases to accrue.

2008 Annual Incentive Compensation Program (“AICP”) Bonus

You will be paid an AICP bonus for the 2008 calendar year, at the same time that such bonuses are paid to others who participate in the 2008 AICP, expected to be in March 2009. The amount of that bonus will be as calculated under the applicable formula with a target bonus of 78% (of annual salary), with no discretionary adjustment upwards or downwards from the results of that calculation. However, the amount of the bonus will be pro-rated to reflect only the portion of 2008 during which you remain CFO. This means that you will receive 25% of the calculated bonus (since your resignation as CFO will be effective on April 1, 2008; i.e., you will have been CFO for 25% (i.e., 3 months/12 months) of the 2008 calendar year).

You will not be eligible for any further AICP bonuses.

Long-Term Incentive Programs (“LTIPs”)

As you know, you currently participate in LTIPs for the 2006-2008 and the 2007-2009 performance periods. Copies of the letters that have previously been sent to you specifying your awards under these LTIPs are attached. You will be paid the amounts calculated under the terms of these LTIPs, with no discretionary adjustment upwards or downwards from the results of the calculations. Those payments will be made at the same time that payments are made to others who participate in these LTIPs, which is expected to be in March 2009 and March 2010. However, the amount of each such payment will be pro-rated to reflect only the portion of the applicable performance period during which you remain employed by the Company. This means, for instance, if you retire on October 31, 2008, then you will receive 94.4% (i.e., 34 months/36 months) of the last 2006-2008 LTIP payment, payable in March 2009; 61.1% (i.e., 22 months/36 months) of the interim 2007-2009 LTIP payment, payable that month; and 61.1% (i.e., 22 months/36 months) of the last payment under the 2007-2009 LTIP, payable in March 2010. For clarification, the calculations to derive the payments to you under these LTIPs are more fully described below; again assuming your last date of employment is October 31, 2008 (and assuming that LTIP payments are generated for LTIP participants in general, based on Company performance results).

•      Your pro-rated last 2006-2008 LTIP payment (payable in March 2009) would be derived as follows:

The 2006-2008 Company results would be applied to your LTIP award for that performance period using the applicable formula to produce a total, non-pro-rated cash amount for that performance period (the “06-08 Non-Pro-Rated Cash Total”), then the following formula would be applied:

(The 06-08 Non-Pro-Rated Cash Total x 94.4%) minus (The amount of the payment you received in March 2008 related to the 2006-2008 performance period)

•      Your interim 2007-2009 LTIP payment (payable in March 2009) would be derived as follows:

(Your 2007-2009 LTIP award multiplied by 61.1%) x 66.67%) x 50%.

•      Your pro-rated last 2007-2009 LTIP payment (payable in March 2010) would be derived as follows:

The 2007-2009 Company results would be applied to your LTIP award for that performance period using the applicable formula to produce a total, non-pro-rated cash amount for that period (the “07-09 Non-Pro-Rated Cash Total”), then the following formula would be applied:

(The 07-09 Non-Pro-Rated Cash Total x 61.1%) minus (The amount of the payment you received in March 2009 related to the 2007-2009 performance period, i.e., the interim payment described above)

You will not participate in any further LTIPs, and will not receive any LTIP payments after the last payment is made for the 2007-2009 performance period.

Severance Arrangement

At the time you cease employment with the Company, under your Retention Agreement dated December 18, 2000, you will be entitled to receive total severance pay equal to $888,000 (i.e., 2 times a dollar amount equal to 100% of your annual base salary). This severance pay will be governed by, and paid in accordance with, the terms of the Grace Severance Pay Plan for Salaried Employees (the “Grace Severance Plan”). Under the terms of the Plan, in order to receive this severance pay, you are required to agree to and sign an employment law release that is acceptable to the Company. You will be asked to sign that release a few weeks before your last day of employment. A copy of such a release is enclosed. After you (and your attorney and other advisors) review the release, please call John Forgach with any questions or comments. Severance will not be paid until we receive a signed copy of the release (and the revocation period has passed). If you also become entitled to benefits under your Change In Control Agreement; you will only receive benefits under the Agreement that provides the greater amount of benefits to you; you will not receive benefits under both Agreements, in any event.

Provided you return a signed release on a timely basis, your severance pay will commence on the day after your last date of employment with the Company. Under the terms of the Grace Severance Plan, you may elect to receive your severance pay over a period of 24 months in periodic payroll installments. Alternatively, you may receive your severance pay in a lump sum at any time following termination (less any installments previously paid). You should note, however, that you are entitled to continue to participate in the Company’s medical, vision, dental and life insurance plans, on the same basis as active employees, only during the period you receive severance pay. Therefore, such entitlement ceases when and if you elect to receive severance pay in a lump sum.

As provided under the federal law commonly called “COBRA”, you may continue coverage under Grace’s medical, vision and dental plans for up to 18 months following your final severance payment. Prior to that date, more information regarding your rights under COBRA will be sent to you at your home address.

You will be eligible to convert any or all of your current basic, supplemental, and dependent life insurance (as applicable) to a personal policy with Metropolitan Life Insurance Company. If you are interested in obtaining cost information from MetLife on this coverage, please contact the Grace Benefits Service Center at 1-800-974-2363.

The above is only a brief outline of how the terms of the Grace Severance Plan may affect your severance arrangement. Please refer to the Plan’s summary plan description for further explanation.

Special Retirement Pay Arrangement

In addition to your benefits entitlements under the Grace Salaried Retirement Plan (the Company’s qualified defined benefit pension plan for salaried employees), and the Grace Supplemental Executive Retirement Plan (the Company’s supplemental, non-qualified defined benefit plan for executives), which are generally applicable to all Company executives, you will also be entitled to the retirement benefits provided by your Employment Agreement dated, May 6, 1999, under the heading “Special Supplemental Retirement Pay Arrangement” (your “Special Retirement Arrangement”).

Under the terms of the Salaried Plan and the SERP, your benefits will be calculated based on your years of service with the Company, at the time you cease employment with the Company. Assuming that you retire on October 31, 2008, you will be credited with 9.5 years of service under those Plans.

In accordance with your Special Retirement Arrangement, you will be credited with a number of years of service that is equal to the years of service recognized under the Salaried Plan and the SERP at the time you cease employment with the Company. In all other respects, the benefits under your Special Retirement Arrangement will be governed by the terms of the Salaried Plan and the SERP, and the elections you make under those Plans.

This means that, if you retire on October 31, 2008, you will be credited with 9.5 years of service under the Salaried Plan and the SERP; as well as an additional 9.5 years of service under your Special Retirement Arrangement; for a total of 19 years of service for purposes of calculating your total retirement benefits. Benefits will commence under your Special Retirement Arrangement at the same time, and in the same form, that you elect under the Salaried Plan and SERP.

Since you have attained the age of 55, you may commence benefits under these retirement arrangements at the time you cease employment, or you may delay commencement until a later date (but no later than the first of the month following the month you attain age 65). If you retire on October 31, 2008, you may elect to commence benefits as of November 1, 2008 (i.e., the first of the month following your retirement).

If you have any questions regarding your pension entitlements, please call John Forgach or the Grace Pension Service Center, as appropriate.

Other Grace Employee and Executive Benefits

In general, under the terms of the relevant plan or program, your active participation under the Company’s employee and executive benefit plans and programs will cease as of your last date of employment, except of course as provided above.

Specifically, your participation in Grace Business Travel and Accident Coverage and Grace’s Short-Term and Long-Term Disability Plans, as well as your coverage under the Executive Salary Protection Plan and the Company’s group personal excess liability program, will cease as of your last date of employment. Your active participation under the Grace Savings & Investment Plan (i.e., the 401(k) plan) will also cease on your last date of employment with the Company.

Also, your entitlement under applicable Company policies to vacation time off while employed with the Company, and to payment for unused vacation at retirement, shall continue in accordance with such policies.

Emergence Bonus Eligibility

As we discussed, if the Company’s Chapter 11 cases are resolved, and the Company emerges from Chapter 11 bankruptcy, on or before October 31, 2009, if the then current senior officers of the Company are awarded cash bonuses related to such resolution and emergence, then I will consider recommending you for such a bonus, based upon my evaluation regarding whether such a bonus is appropriate and my opinion of your contributions to such resolution and emergence. There is, however, no guarantee that you will receive any such bonus, regardless of the circumstances or timing of the Company’s emergence from Chapter 11.

Indemnification And Continuation To Defend

After the termination of your employment, the Company shall, to the extent permitted by applicable law, continue to indemnify you and hold you harmless from and against any and all losses and liabilities you may incur as a result of your prior performance of your duties as an officer or employee of the Company or any of its subsidiaries or affiliates. In addition, the Company shall continue to indemnify and hold you harmless against any and all losses and liabilities that you may incur, directly or indirectly, as a result of any third party claims brought against you (other than by any taxing authority) with respect to the Company’s performance of (or failure to perform) any commitment made to you under this agreement. (The Company confirms that the indemnifications specified in this paragraph would include, to the extent permitted by applicable law, providing for your defense with respect to any and all losses or liabilities specified in this paragraph, consistent with, and in the same manner, the Company would provide defense to other defendants who are (or were) employed by, or are (or were) officers of, the Company.)

In addition, the Company will, of course, after the date you cease employment with the Company, continue to provide for your defense with respect to law suits involving Company matters that are initiated before that date. Specifically, with respect to Keri Evans v. John F. Akers, et al., Siamis, et al. v. Akers, et al. and Lawrence W. Bunch, et al. v. W. R. Grace & Co., et al., the so-called “401(k) cases”, the Company will continue to provide for your defense consistent with, and in the same manner, it provides defense to the other named individual defendants who are (or were) employed by the Company, as specified in the retention letters from Arent Fox previously delivered to you applicable those cases.

Dispute Resolution

Any dispute, controversy or claim arising out of or relating to this letter agreement, or a breach thereof, shall be settled by arbitration in accordance with the National Rules for the Resolution of Employment Disputes of the American Arbitration Association as such rules are in effect on the date of the delivery of a demand for arbitration (the “National Resolution Rules”), which shall be effectuated by the demanding party providing written notice to the other party. The parties expressly acknowledge that they are waiving their rights to seek remedies in court, including without limitation the right (if any) to a jury trial.

There shall be one arbitrator, to be selected under the national Resolution Rules.

The decision of the arbitrator shall be final and binding on the parties and their respective heirs, executors, administrators, personal representatives, successors and assigns. Judgment upon any award of the arbitrator may be entered in any court of competent jurisdiction, or application may be made to any such court for the judicial acceptance of the award and for an order of enforcement.

Legal Expenses

In order to help you resolve any issues that you may have with respect to the terms of this letter agreement, the Company will reimburse you for the costs of seeking legal advice regarding those terms, up to a maximum of $4,000.

Bob, thanks for your past service to Grace, and we look forward to continuing to work with you until your retirement later this year.

Sincerely,

/s/ Alfred E. Festa

Fred Festa

Enclosures	Agreed:

/s/ Robert M. Tarola
Robert M. Tarola

March 31 . 2008
Date